QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,653,640.38
authorized and issued

MANAGEMENT REPORT AS OF DECEMBER 31, 2013

1.     OPERATING PERFORMANCE FOR THE YEAR AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2013

        The Group's growth continued throughout 2013. In a challenging economic environment, the Group achieved positive results in all the geographic markets in which it operates. Net sales increased from Euro 7,086.1 in 2012 to Euro 7,312.6 million in 2013 (+3.2 percent at current exchange rates and +7.5 percent at constant exchange rates1). Net sales in the fourth quarter of 2013 increase by +0.8 percent (+7.6 percent at constant exchange rates1) and were Euro 1,645.9 million compared to Euro 1,632.3 million in the same period of 2012.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")2 in 2013 rose by 7.1 percent to Euro 1,422.3 million from Euro 1,328.4 in 2012. Additionally, adjusted EBITDA2 increased by 6.0 percent to Euro 1,431.3 million from Euro 1,350.1 million in 2012.

        EBITDA2 in the fourth quarter of 2013 rose by 0.4 percent to Euro 256.4 million from Euro 255.5 in the same period of 2012.

        Operating income for 2013 increased by 8.8 percent to Euro 1,055.7 million from Euro 970.1 million during the same period of the previous year. The Group's operating margin continued to grow rising from 13.7 percent in 2012 to 14.4 percent in 2013. Additionally, adjusted operating income3 in 2013 increased by 7.3 percent to 1,064.7 million from Euro 991.8 million in 2012. Adjusted operating margin4 in 2013 increased to 14.6 percent from 14.0 percent in 2012.

        Operating income for the fourth quarter of 2013 increased by 1.9 percent to Euro 164.1 million from Euro 161.0 million during the same period of the previous year. The Group's operating margin continued to grow rising from 9.9 percent in the fourth quarter of 2012 to 10.0 percent in the current period.

        In 2013 net income attributable to Luxottica Stockholders increased by 1.9 percent to Euro 544.7 million from Euro 534.4 million in the same period of 2012. Adjusted net income5 attributable to Luxottica stockholders increased by 10.3 percent to Euro 617.3 million in 2013 from Euro 559.6 million in 2012. Earnings per share ("EPS") was Euro 1.15 and EPS expressed in USD was 1.53 (at an average rate of Euro/USD of 1.3277). Adjusted earnings per share6 ("EPS") was Euro 1.31 and adjusted EPS expressed in USD was 1.74 (at an average rate of Euro/USD of 1.3277).

        Net income attributable to Luxottica stockholders for the fourth quarter of 2013 decreased by 65.4 percent to Euro 25.9 million compared to Euro 74.9 million in the same period of 2012. Adjusted net income5 attributable to Luxottica stockholders for the fourth quarter of 2013 increased by 9.1 percent to Euro 92.6 million compared to Euro 84.9 million in the same period of 2012.

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2012. Please refer to Attachment 1 to the Notes to the Consolidated Financial Statements for further details on exchange rates.

          2  For a further discussion of EBITDA and adjusted EBITDA, see page 28—"Non-IFRS Measures."

          3  For a further discussion of adjusted operating income, see page 28—"Non-IFRS Measures."

          4  For a further discussion of adjusted operating margin, see page 28—"Non-IFRS Measures."

          5  For a further discussion of adjusted net income, see page 28—"Non-IFRS Measures."

          6  For a further discussion of adjusted earnings per share, see page 28—"Non-IFRS Measures."

        By carefully controlling working capital, the Group generated positive free cash flow7 in both the year (Euro 610 million) and the fourth quarter (Euro 112 million) of 2013. Net debt as of December 31, 2013 was Euro 1,461.4 million (Euro 1,662.4 million at the end of 2012), with a ratio of net debt to adjusted EBITDA8 of 1.0x (1.2x as of December 31, 2012).

2.     SIGNIFICANT EVENTS DURING 2013

January

        On January 23, 2013, the Company closed the acquisition of Alain Mikli International S.A. ("Alain Mikli"), a French luxury and contemporary eyewear company. Net sales generated by Alain Mikli in 2012 were approximately Euro 55.5 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million, excluding advance payments made in 2012 and receivables from Alain Mikli. Please refer to note 4 "Business Combinations" of the Notes to the Consolidated Financial Statements for additional information on the acquisition.

March

        On March 25, 2013, the Company entered into an agreement with Salmoiraghi & Viganò S.p.A. pursuant to which Luxottica subscribed to shares as part of a capital injection, corresponding to a 36.33% equity stake in the Italian optical retailer. The transaction is valued at Euro 45 million and was announced on November 27, 2012. As a result of this transaction, the Group became a financial partner of Salmoiraghi & Viganò S.p.A.

        In March 2013, Standard & Poor's confirmed the Group's long-term credit rating of BBB+ and revised its outlook on the Group from stable to positive.

April

        On April 25, 2013, we acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. through one of our wholly-owned subsidiaries. See "Note 4—Business Combinations" of the Notes to the Consolidated Financial Statements for additional information on this transaction.

        At the Stockholders' Meeting on April 29, 2013, Group's stockholders approved the Statutory Financial Statements as of December 31, 2012, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.58 per ordinary share. The aggregate dividend amount of Euro 274.0 million was fully paid in May 2013.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.3 billion in 2013, approximately 73,400 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of December 31, 2013 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank,

          7  For a further discussion of free cash flow, see page 28—"Non-IFRS Measures."

          8  For a further discussion of net debt and net debt to adjusted EBITDA, see page 28—"Non-IFRS Measures."

Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3277 in 2013 and from Euro 1.00 = U.S. $1.2848 in 2012. With the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

	Years ended December 31,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	7,312,611	100.0%	7,086,142	100.0%
Cost of sales	2,524,006	34.5%	2,435,993	34.4%

Gross profit	4,788,605	65.5%	4,650,148	65.6%

Selling	2,241,841	30.7%	2,270,071	32.0%
Royalties	144,588	2.0%	124,403	1.8%
Advertising	479,878	6.6%	446,175	6.3%
General and administrative	866,624	11.9%	839,360	11.8%
Total operating expenses	3,732,930	51.0%	3,680,008	51.9%

Income from operations	1,055,673	14.4%	970,139	13.7%

Other income/(expense)
Interest income	10,072	0.1%	18,910	0.3%
Interest expense	(102,132)	(1.4)%	(138,140)	(1.9)%
Other—net	(7,247)	(0.1)%	(6,463)	(0.1)%

Income before provision for income taxes	956,365	13.1%	844,447	11.9%

Provision for income taxes	(407,505)	(5.6)%	(305,891)	(4.3)%

Net income	548,861	7.5%	538,556	7.6%

Attributable to
—Luxottica Group stockholders	544,696	7.4%	534,375	7.5%
—non-controlling interests	4,165	0.1%	4,181	0.1%

NET INCOME	548,861	7.5%	538,556	7.6%

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits", which requires retrospective application. Accordingly, the 2012 comparative information has been restated based on the new standard. As a result, income from operations and net income attributable to Luxottica Stockholders decreased by Euro 11.9 million and Euro 7.3 million, respectively. In 2013, the Group reclassified certain warehouse and freight-in shipping expenses of certain subsidiaries from operating expenses (primarily general and administrative expenses) to cost of sales. The reclassification totaled Euro 63.5 million and Euro 56.9 million in 2013 and 2012, respectively.

        In 2013, the Group incurred non-recurring expenses of (i) Euro 9 million (Euro 5.9 million net of the tax effect) related to the reorganization of the newly acquired Alain Mikli business, (ii) Euro 26.7 million for the tax audits relating to Luxottica S.r.l. (fiscal year 2007), and (iii) Euro 40.0 million for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007). In the same period of 2012, the Group recognized non-recurring expenses (i) of Euro 21.7 million (Euro 15.2 million net of the tax effect) related to the restructuring of the Australian retail business and (ii) of Euro 10.0 million for the tax audit relating to Luxottica S.r.l. (fiscal year 2007).

        The Group's income from operations, EBITDA and net income attributable to Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

Adjusted Measures9

	2013	% of net sales	2012	% of net sales	% change

Adjusted income from Operations	1,064,673	14.6%	991,847	14.0%	7.3%
Adjusted EBITDA	1,431,304	19.6%	1,350,133	19.1%	6.0%
Adjusted Net Income attributable to Luxottica Group Stockholders	617,300	8.4%	559,570	7.9%	10.3%

        Net Sales.    Net sales increased by Euro 226.5 million, or 3.2%, to Euro 7,312.6 million in 2013 from Euro 7,086.1 million in 2012. Euro 218.2 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2013 as compared to 2012 and to increased sales of Euro 8.2 million in the retail distribution segment during 2013 as compared to 2012.

        Net sales for the retail distribution segment increased by Euro 8.2 million, or 0.2%, to Euro 4,321.3 million in 2013 from Euro 4,313.1 million in 2012. The increase in net sales for the period was partially attributable to a 3.4% improvement in comparable store sales. In particular, we saw a 2.3% increase in comparable store10 sales for North American retail operations, and a 5.2% increase in comparable store sales for Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 193.6 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 218.2 million, or 7.9%, to Euro 2,991.3 million in 2013 from Euro 2,773.1 million in 2012. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and of some designer brands such as Prada, Tiffany and the additional sales related to the Armani brands, which were launched during 2013. This positive impact on net sales has been partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and the Brazilian Real compared to the Euro, which decreased net sales in the wholesale distribution segment by Euro 114.2 million.

        In 2013, net sales in the retail distribution segment accounted for approximately 59.2% of total net sales, as compared to approximately 60.9% of total net sales in 2012. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 7.9% increase in net sales for the manufacturing and wholesale distribution segment for 2013 as compared to a 0.2% increase in net sales to third parties in the retail distribution.

        In 2013 and 2012, net sales in our retail distribution segment in the United States and Canada comprised 77.8% and 78.4%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 2.7% to U.S. $4,462.3 million in 2013 from U.S. $4,343.5 million in 2012, due to sales volume increases. During 2013, net sales in the retail distribution

          9  For a further discussion of Adjusted Measures, see page 28—"Non-IFRS Measures."

          10  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

segment in the rest of the world (excluding the United States and Canada) comprised 22.2% of our total net sales in the retail distribution segment and increased by 3.0% to Euro 960.5 million in 2013 from Euro 932.4 million, or 21.6% of our total net sales in the retail distribution segment, in 2012, mainly due to an increase in consumer demand.

        In 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,272.8 million, comprising 42.5% of our total net sales in this segment, compared to Euro 1,183.3 million, or 42.7% of total net sales in the segment, in 2012, increasing by Euro 89.5 million or 7.6%, in 2013 as compared to 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,013.1 million and comprised 25.5% of our total net sales in this segment in 2013, compared to U.S. $953.6 million, or 26.8% of total net sales in the segment, in 2012. The increase in net sales in the United States and Canada in 2013 compared to 2012 was primarily due to a general increase in consumer demand. In 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 955.5 million, comprising 31.9% of our total net sales in this segment, compared to Euro 847.6 million, or 30.6% of our net sales in this segment, in 2012. The increase of Euro 107.9 million, or 12.7%, in 2013 as compared to 2012 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 88.0 million, or 3.6%, to Euro 2,524.0 million in 2013 from Euro 2,436.0 million in 2012, in line with the increase in net sales. As a percentage of net sales, cost of sales was 34.5% and 34.4% in 2013 and 2012, respectively, primarily due to an increase in demand. In 2013, the average number of frames produced daily in our facilities increased to approximately 302,000 as compared to approximately 289,200 in 2012, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 138.8 million, or 3.0%, to Euro 4,788.6 million in 2013 from Euro 4,650.1 million in 2012. As a percentage of net sales, gross profit was 65.5% and 65.6% in 2013 and 2012, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 52.9 million, or 1.4%, to Euro 3,732.9 million in 2013 from Euro 3,680.0 million in 2012. As a percentage of net sales, operating expenses were 51.0% in 2013 compared to 51.9% in 2012. Total adjusted operating expenses11 increased by Euro 64.3 million, or 1.8%, to Euro 3,723.9 million in 2013 from Euro 3,659.7 million in 2012. As a percentage of net sales, adjusted operating expenses decreased to 50.9% in 2013 from 51.6% in 2012.

        A reconciliation of adjusted operating expenses11, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2013	2012

Operating expenses	3,732.9	3,680.0
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(20.3)

Adjusted operating expenses	3,723.9	3,659.7

        Selling and advertising expenses (including royalty expenses) increased by Euro 25.7 million, or 0.9%, to Euro 2,866.3 million in 2013 from Euro 2,840.6 million in 2012. Selling expenses decreased by Euro 28.2 million, or 1.2%. The decrease was primarily due to the weakening of the major currencies impacting the Group's operations partially offset by the new companies acquired in 2013. Advertising expenses increased by Euro 33.7 million, or 7.6%. The increase is primarily due to advertising costs

          11  For a further discussion of Adjusted Operating Expenses, see page 28—"Non-IFRS Measures."

incurred in connection with the roll-out of Armani and to the new companies acquired in 2013. Royalties increased by Euro 20.2 million, or 16.2%. The increase was primarily due to royalties under the Armani license agreement which started in 2013. As a percentage of net sales, selling and advertising expenses were 39.2% in 2013 and 40.1% in 2012.

        Adjusted selling and advertising expenses12 (including royalty expenses), increased by Euro 43.0 million, or 1.5%, to Euro 2,866.3 million in 2013, as compared to Euro 2,823.3 million in 2012. As a percentage of net sales, adjusted selling and advertising expenses were 39.2% in 2013 and 39.8% in 2012.

        A reconciliation of adjusted selling and advertising expenses12, a non-IFRS measure, to selling and advertising expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2013	2012

Selling and advertising expenses	2,866.3	2,840.6
> Adjustment for OPSM reorganization	—	(17.3)

Adjusted selling and advertising expenses	2,866.3	2,823.3

        General and administrative expenses, including intangible asset amortization, increased by Euro 27.3 million, or 3.2%, to Euro 866.6 million in 2013, as compared to Euro 839.4 million in 2012. The increase was mainly driven by the new companies acquired in 2013 which account for 24.7 million of the increase. As a percentage of net sales, general and administrative expenses increased to 11.9% in 2013, compared to 11.8% in 2012.

Adjusted general and administrative expenses13, including intangible asset amortization increased by Euro 21.2 million, or 2.5%, to Euro 857.6 million in 2013 as compared to Euro 836.4 million in 2012. As a percentage of net sales, adjusted general and administrative expenses13 decreased to 11.7% in 2013, compared to 11.8% in 2012.

        A reconciliation of adjusted general and administrative expenses13, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2013	2012

General and administrative expenses	866.6	839.4
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(3.0)

Adjusted general and administrative expenses	857.6	836.4

        Income from Operations.    For the reasons described above, income from operations increased by Euro 85.5 million, or 8.8%, to Euro 1,055.7 million in 2013 from Euro 970.1 million in 2012. As a percentage of net sales, income from operations increased to 14.4% in 2013 from 13.7% in 2012. Adjusted income from operations14 increased by Euro 72.8 million, or 7.3%, to Euro 1,064.7 million in 2013 from Euro 991.8 million in 2012. As a percentage of net sales, adjusted income from operations14 increased to 14.6% in 2013 from 14.0% in 2012.

          12  For a further discussion of Adjusted Selling and Advertising Expenses, see page 28—"Non-IFRS Measures."

          13  For a further discussion of Adjusted General and Administrative Expenses, see page 28—"Non-IFRS Measures."

          14  For a further discussion of Adjusted Income from Operations, see page 28—"Non-IFRS Measures."

        A reconciliation of adjusted income from operations14, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Income from operations	1,055.7	970.1
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted income from operations	1,064.7	991.8

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (99.3) million in 2013 as compared to Euro (125.7) million in 2012. Net interest expense was Euro 92.1 million in 2013 as compared to Euro 119.2 million in 2012. The decrease was mainly due to the early repayment of a portion of long term-debt in 2012 and 2013.

        Net Income.    Income before taxes increased by Euro 111.9 million, or 13.3%, to Euro 956.4 million in 2013 from Euro 844.4 million in 2012 for the reasons described above. As a percentage of net sales, income before taxes increased to 13.1% in 2013, from 11.9% in 2012. Adjusted income before taxes15 increased by Euro 99.2 million, or 11.5%, to Euro 965.4 million in 2013, from Euro 866.2 million in 2012 for the reasons described above. As a percentage of net sales, adjusted income before taxes15 increased to 13.2% in 2013 from 12.2% in 2012.

        A reconciliation of adjusted net income before taxes15, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2013	2012

Net income before taxes	956.4	844.4
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted net income before taxes	965.4	866.2

        Our effective tax rate was 42.6% and 36.2% in 2013 and 2012, respectively. Included in 2013, was Euro 66.7 million for certain income taxes accrued in the period as a result of ongoing tax audits as compared with Euro 10.0 million accrued in 2012.

        Net income attributable to non-controlling interests was equal to Euro 4.2 million in each of 2013 and 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 10.3 million, or 1.9%, to Euro 544.7 million in 2013 from Euro 534.4 million in 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 7.4% in 2013 from 7.5% in 2012. Adjusted net income attributable to Luxottica Group stockholders16 increased by Euro 57.7 million, or 10.3%, to Euro 617.3 million in 2013 from Euro 559.6 million in 2012. Adjusted net income attributable to Luxottica Group stockholders16 as a percentage of net sales increased to 8.4% in 2013, from 7.9% in 2012.

          15  For a further discussion of Adjusted Income before Taxes, see page 28—"Non-IFRS Measures."

          16  For a further discussion of Adjusted Net Income Attributable to Luxottica Stockholders, see page 28—"Non-IFRS Measures."

        A reconciliation of adjusted net income attributable to Luxottica Group stockholders16, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	2013	2012

Net income attributable to Luxottica Group stockholders	544.7	534.4
> Adjustment for Alain Mikli reorganization	5.9	—
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	26.7	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	40.0	—
> Adjustment for OPSM reorganization	—	15.2
> Adjustment for Italian income tax audit	—	10.0

Adjusted net income attributable to Luxottica Group stockholders	617.3	559.6

        Basic earnings per share was Euro 1.15 in 2013 as compared to Euro 1.15 in 2012. Diluted earnings per share was Euro 1.14 in 2013 as compared to Euro 1.14 in 2012. Adjusted basic and diluted earnings17 per share were Euro 1.31 and Euro 1.30 in 2013. Adjusted basic and diluted earnings17 per share were Euro 1.20 and Euro 1.19 in 2012.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

In accordance with IFRS

	Three months ended December 31,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	1,645,891	100.0%	1,632,298	100.0%
Cost of sales	590,470	35.9%	567,065	34.7%

Gross profit	1,055,421	64.1%	1,065,233	65.3%

Selling	543,842	33.0%	564,729	34.6%
Royalties	35,483	2.2%	26,949	1.7%
Advertising	114,960	7.0%	100,745	6.2%
General and administrative	197,059	12.0%	211,740	13.0%
Total operating expenses	891,343	54.2%	904,163	55.4%

Income from operations	164,078	10.0%	161,071	9.9%

Other income/(expense)
Interest income	3,419	0.2%	4,115	0.3%
Interest expense	(25,260)	(1.5)%	(31,975)	(2.0)%
Other—net	(2,337)	(0.1)%	(2,811)	(0.2)%

Income before provision for income taxes	139,900	8.5%	130,400	8.0%

Provision for income taxes	(113,586)	(6.9)%	(54,903)	(3.4)%

Net income	26,314	1.6%	75,497	4.6%

Attributable to
—Luxottica Group stockholders	25,941	1.6%	74,948	4.6%
—non-controlling interests	373	0.0%	549	0.0%

NET INCOME	26,314	1.6%	75,497	4.6%

          17  For a further discussion of Adjusted Earnings per Share, see page 28—"Non-IFRS Measures."

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits", which requires retrospective application. Accordingly, the 2012 comparative information has been restated based on the new standard. As a result, income from operations and net income attributable to Luxottica Stockholders decreased in the fourth quarter of 2013 by Euro 2.9 million and Euro 1.8 million, respectively. In the fourth quarter of 2013, the Group reclassified certain warehouse and freight-in shipping expenses of certain subsidiaries from operating expenses (primarily general and administrative expenses) to cost of sales. The reclassification totaled Euro 16.8 million and Euro 13.2 million in the fourth quarter of 2013 and 2012, respectively.

        In the fourth quarter of 2013, the Group incurred non-recurring expenses of (i) Euro 26.7 million for the tax audits relating to Luxottica S.r.l. (fiscal year 2007), and (ii) Euro 40.0 million for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007). In the same period of 2012, the Group recognized non-recurring expenses of Euro 10.0 million for the tax audit relating to Luxottica S.r.l. (fiscal year 2007).

        The Group's net income attributable to Luxottica Group stockholders adjusted to exclude the above non-recurring items woud be as follows:

Adjusted Measures18

	Q4 2013	% of net sales	Q4 2012	% of net sales	% change

Adjusted Net Income attributable to Luxottica Group Stockholders	92,641	5.6%	84,925	5.2%	9.1%

        Net Sales.    Net sales increased by Euro 13.6 million, or 0.8 percent, to Euro 1,645.9 million in the three months ended December 31, 2013 from Euro 1,632.3 million in the same period of 2012. Euro 32.9 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three months ended December 31, 2013 as compared to the same period in 2012 offset by a decrease in sales in the retail distribution segment of Euro 19.3 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 19.3 million, or 1.9 percent, to Euro 1,001.7 million in the three months ended December 31, 2013 from Euro 1,021.0 million in the same period in 2012. Comparable store sales19 improved by 3.0 percent. In particular, there was a 1.7 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 2.0 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 71.8 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 32.9 million, or 5.4 percent, to Euro 644.2 million in the three months ended December 31, 2013 from Euro 611.3 million in the same period in 2012. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, and of some licensed brands such as Chanel, Tiffany, Tory Burch and the new Armani brands, which were launched in 2013. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and other currencies including but not limited to the Brazilian Real and the Turkish Lira, the effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 38.2 million.

          18  For a further discussion of Adjusted Measures, see page 28—"Non-IFRS Measures."

          19  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        In the three months ended December 31, 2013, net sales in the retail distribution segment accounted for approximately 60.9 percent of total net sales, as compared to approximately 62.5 percent of total net sales for the same period in 2012.

        In the three months ended December 31, 2013, net sales in our retail distribution segment in the United States and Canada comprised 75.8 percent of our total net sales in this segment as compared to 76.1 percent of our total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada increased by 2.8 percent to USD 1,036.6 million in the three months ended December 31, 2013 from USD 1,008.0 million for the same period in 2012. During the three months ended December 31, 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 24.2 percent of our total net sales in the retail distribution segment and decreased by 0.8 percent to Euro 242.6 million in the three months ended December 31, 2013 from Euro 244.5 million, or 23.9 percent of our total net sales in the retail distribution segment for the same period in 2012.

        In the three months ended December 31, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 11.6 million, or 4.7 percent, to Euro 259.6 million, comprising 40.3 percent of our total net sales in this segment, compared to Euro 248.0 million or 40.6 percent of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 202.9 million and comprised 22.9 percent of our total net sales in this segment for the three months ended December 31, 2013, compared to USD 192.2 million, or 24.2 percent of total net sales in the segment, for the same period of 2012. In the three months ended December 31, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 21.3 million, or 9.9 percent, in the three months ended December 31, 2013 as compared to the same period of 2012, to Euro 236.8 million, comprising 36.8 percent of our total net sales in this segment, compared to Euro 215.5 million, or 35.3 percent of our net sales in this segment, in the same period of 2012. This increase is due to the general growth in demand, in particular in emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 23.4 million, or 4.1 percent, to Euro 590.5 million in the three months ended December 31, 2013 from Euro 567.1 million in the same period of 2012. As a percentage of net sales, cost of sales increased to 35.9 percent in the three months ended December 31, 2013 as compared to 34.7 percent in the same period of 2012. In the three months ended December 31, 2013, the average number of frames produced daily in our facilities decreased to approximately 291,900 as compared to approximately 294,500 in the same period of 2012.

        Gross Profit.    Our gross profit decreased by Euro 9.8 million, or 0.9 percent, to Euro 1,055.4 million in the three months ended December 31, 2013 from Euro 1,065.2 million for the same period of 2012. As a percentage of net sales, gross profit increased to 64.1 percent in the three months ended December 31, 2013 as compared to 65.3 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses decreased by Euro 12.8 million, or 1.4 percent, to Euro 891.3 million in the three months ended December 31, 2013 from Euro 904.2 million in the same period of 2012. As a percentage of net sales, operating expenses decreased to 54.2 percent in the three months ended December 31, 2013, from 55.4 percent in the same period of 2012.

        Selling and advertising expenses (including royalty expenses) increased by Euro 1.8 million, or 0.3 percent, to Euro 694.3 million in the three months ended December 31, 2013 from Euro 692.4 million in the same period of 2012. Selling expenses decreased by Euro 20.9 million, or 3.7 percent. Advertising expenses increased by Euro 14.2 million, or 14.1 percent. Royalties increased by Euro 8.5 million, or 31.7 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 42.2 percent in the three months ended December 31, 2013 and 42.4 percent in the same period of 2012.

        General and administrative expenses, including intangible asset amortization decreased by Euro 14.7 million, or 6.9 percent, to Euro 197.1 million in the three months ended December 31, 2013 as compared to Euro 211.7 million in the same period of 2012. As a percentage of net sales, general and administrative expenses were 12.0 percent in the three months ended December 31, 2013 as compared to 13.0 percent in the same period of 2012.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 3.0 million, or 1.9 percent, to Euro 164.1 million in the three months ended December 31, 2013 from Euro 161.1 million in the same period of 2012. As a percentage of net sales, income from operations increased to 10.0 percent in the three months ended December 31, 2013 from 9.9 percent in the same period of 2012.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (24.2) million in the three months ended December 31, 2013 as compared to Euro (30.7) million in the same period of 2012. Net interest expense was Euro 21.8 million in the three months ended December 31, 2013 as compared to Euro 27.9 million in the same period of 2012. The decrease was mainly due to the early repayment of a portion of long term debt in 2012 and 2013.

        Net Income.    Income before taxes increased by Euro 9.5 million, or 7.3 percent, to Euro 139.9 million in the three months ended December 31, 2013 from Euro 130.4 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 8.5 percent in the three months ended December 31, 2013 from 8.0 percent in the same period of 2012.

        Net income attributable to non-controlling interests in the three months ended December 31, 2013, decreased to Euro 0.3 million from Euro 0.5 million in the three months ended December 31, 2012.

        Net income attributable to Luxottica Group stockholders decreased by Euro 49.0 million, or 65.4 percent, to Euro 25.9 million in the three months ended December 31, 2013 from Euro 74.9 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 1.6 percent in the three months ended December 31, 2013 from 4.6 percent in the same period of 2012.

        Adjusted net income attributable to Luxottica Group stockholders20 increased by Euro 7.7 million, or 9.1%, to Euro 92.6 million in 2013 from Euro 84.9 million in 2012. Adjusted net income attributable to Luxottica Group stockholders20 as a percentage of net sales increased to 5.6% in 2013, from 5.2% in 2012.

        A reconciliation of adjusted net income attributable to Luxottica Group stockholders20, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below.

(Amounts in millions of Euro)	Q4 2013	Q4 2012

Net income attributable to Luxottica Group stockholders	25.9	74.9
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	26.7	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	40.0
> Adjustment for Italian income tax audit	—	10.0

Adjusted net income attributable to Luxottica Group stockholders	92.6	84.9

          20  For a further discussion of Adjusted Net Income Attributable to Luxottica Stockholders, see page 28—"Non-IFRS Measures."

        Basic and diluted earnings per share was Euro 0.05 in the fourth quarter of 2013 as compared to Euro 0.16 in the same period of 2012. Adjusted basic earnings21 per share in the fourth quarter of 2013 were Euro 0.20 as compared to Euro 0.18 in the same period of 2012. Adjusted diluted earnings21 per share in the fourth quarter of 2013 were Euro 0.19 as compared to Euro 0.18 in the same period of 2012.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of December 31, 2013	As of December 31, 2012

A)	Cash and cash equivalents at the beginning of the period	790,093	905,100
B)	Net cash provided by operating activities	921,847	1,040,430
C)	Cash used in investing activities	(479,801)	(478,261)
D)	Cash (used in) financing activities	(568,787)	(668,358)
E)	Effect of exchange rate changes on cash and cash equivalents	(45,355)	(8,817)
F)	Net change in cash and cash equivalents	(172,098)	(115,007)

G)	Cash and cash equivalents at the end of the period	617,995	790,093

        Operating Activities.    The Company's net cash provided by operating activities in 2013 and 2012 was Euro 921.8 million and Euro 1,040.4, respectively.

        Depreciation and amortization were Euro 366.6 million in 2013 as compared to Euro 358.3 million in 2012. The increase in depreciation and amortization in 2013 as compared to 2012 is mainly due to the increase in tangible and intangible asset purchases and to the acquisition of Alain Mikli.

        The change in accounts receivable was Euro (16.8) million in 2013 as compared to (34.6) million in 2012. The change as led by the higher volume of sales partially offset by an improvement in the collections during 2013 as compared to 2012. The inventory change was Euro 11.8 million in 2013 as compared to Euro (80.5) million in 2012. The change was due to higher inventory stock levels in 2012 due to the SAP implementation in the Italian manufacturing plants. The change in accounts payable was Euro 12.5 million in 2013 as compared to Euro 61.5 million in 2012. The change was led by favorable payment terms and conditions negotiated during 2012. The change in other assets and liabilities was Euro (30.4) million in 2013 as compared to Euro 51.3 million in 2012. The change in 2013 as compared to 2012 was primarily driven by the decrease in the liability to employees in the retail division in North America due to the timing in payment of salaries to store personnel (Euro (16.0) million) and a decrease in bonus accruals. Income tax payments in 2013 were Euro 427.9 million as compared to Euro 265.7 million in 2012. The increase in income tax payments was related to the timing of our tax payments related to certain Italian subsidiaries in the amount of approximately Euro 103.3 million and to certain US subsidiaries in the amount of Euro 27.1 million, and the payment of Euro 38.0 million in the last quarter of 2013 related to the tax audit of Luxottica S.r.l. Interest paid was Euro 94.5 million in 2013 as compared to Euro 120.8 in 2012. The change was mainly due to repayment of long-term debt.

        Investing Activities.    The Company's net cash used in investing activities was Euro 479.8 million, and Euro 478.3 million in 2013 and 2012, respectively. The primary investment activities in 2013 were related to: (i) the acquisition of tangible assets for Euro 274.1 million, (ii) the acquisition of intangible assets for Euro 101.1 million, primarily related to IT infrastructure, (iii) the acquisition of Alain Mikli for Euro 71.9 million and (iv) the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò for Euro 45.0 million. The primary investment activities in 2012 were related to (i) the acquisition of tangible assets for Euro 261.5 million, (ii) the acquisition of intangible assets for Euro 117.0 million, mainly due to the implementation of a new IT infrastructure, (iii) the acquisition of Tecnol for Euro 66.4 million, (iv) the acquisition of Sun Planet for Euro 21.9 million and (v) other minor acquisitions for Euro 11.4 million.

          21  For a further discussion of Adjusted Earnings per Share, see page 28—"Non-IFRS Measures."

        Financing Activities.    The Company's net cash used in financing activities was Euro 568.8 million and Euro 668.4 million in 2013 and 2012, respectively. Cash used in financing activities in 2013 mainly related to repayment of maturing outstanding debt for Euro 327.1, aggregate dividend payments to stockholders of Euro 273.7 million which were partially offset by cash proceeds from the exercise of stock options totaling Euro 75.3 million. Cash used in financing activities in 2012 mainly related to proceeds received from the issuance of bonds of Euro 500.0 million, offset by the repayment of maturing outstanding debt of Euro 935.2 million and aggregate dividend payments to stockholders of Euro 227.4 million.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	December 31, 2013	December 31, 2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	617,995	790,093
Accounts receivable—net	680,296	698,755
Inventories—net	698,950	728,767
Other assets	238,761	209,250

Total current assets	2,236,002	2,426,866
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,183,236	1,192,394
Goodwill	3,045,216	3,148,770
Intangible assets—net	1,261,137	1,345,688
Investments	58,108	11,745
Other assets	126,583	147,036
Deferred tax assets	172,623	169,662

Total non-current assets	5,846,903	6,015,294

TOTAL ASSETS	8,082,905	8,442,160

	December 31, 2013	December 31, 2012

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term borrowings	44,921	90,284
Current portion of long-term debt	318,100	310,072
Accounts payable	681,151	682,588
Income taxes payable	9,477	66,350
Short term provisions for risks and other charges	123,688	66,032
Other liabilities	523,050	589,658

Total current liabilities	1,700,386	1,804,984
NON-CURRENT LIABILITIES:
Long-term debt	1,716,410	2,052,107
Employee benefits	76,399	191,710
Deferred tax liabilities	268,078	227,806
Long term provisions for risks and other charges	97,544	119,612
Other liabilities	74,151	52,702

Total non-current liabilities	2,232,583	2,643,936
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,142,828	3,981,372
Non-controlling interests	7,107	11,868

Total stockholders' equity	4,149,936	3,933,240

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,082,905	8,442,160

        As of December 31, 2013, total assets decreased by Euro 359.3 million to Euro 8,082.9 million, compared to Euro 8,442.2 million as of December 31, 2012.

        In 2013, non-current assets decreased by Euro 168.4 million, due to decreases in property, plant and equipment of Euro 9.2 million, in intangible assets (including goodwill) of Euro 188.1 million, other assets of Euro 20.5 million, partially offset by increases in investments of Euro 46.4 million and deferred tax assets of Euro 3.0 million.

        The decrease in property, plant and equipment was due to the negative currency fluctuation effects of Euro 53.8 million, the depreciation and the disposals for the period of Euro 212.8 million and Euro 15.3 million, respectively, and was partially offset by the additions of Euro 274.1 million.

        The decrease in intangible assets was due the amortization for the period of Euro 153.9 million and by the negative effects of foreign currency fluctuations of Euro 238.8 million and was partially offset by to capitalized software and other intangible asset additions of Euro 100.8 million and Euro 95.2 million related to the acquisitions that occurred in 2013.

        The increase in investment is mainly due to the acquisition on March 25, 2013 of 36.33% of the share capital of Salmoiraghi and Viganò for Euro 45.0 million.

        As of December 31, 2013 as compared to December 31, 2012:

  •
  Accounts receivable decreased by Euro 18.5 million, primarily due to collections in the period partially offset by the increase in net sales;

  •
  Inventory decreased by Euro 29.8 million. The reduction is mainly due to the improvement in inventory turns in 2013 as compare to 2012. Additionally, as of December 31, 2012, inventory levels were increased within the wholesale division due to the implementation of SAP in the Italian manufacturing plants which commenced in early 2013;

  •
  Other current assets decreased by Euro 29.5 million which was mainly due to advance payments made in 2013 for future contracted royalties as well as to an increase in VAT receivables of the Group's Italian companies;

  •
  Current taxes payable decreased by Euro 56.9 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Short-term provision for risks and other charges increased by Euro 57.6 million primarily to accrual related to tax audits of Luxottica S.r.l. for years subsequent to 2007;

  •
  Employee benefits decreased by Euro 115.3 million which was primarily due to an increase in the discount rate used to determine employee benefit liabilities;

  •
  Other current liabilities decreased by Euro 66.6 million primarily due to (i) the reduction of the liability related to employees in the retail division in North America as a result of the timing of salary payments to store personnel and (ii) a decrease in bonus accruals.

        Our net financial position as of December 31, 2013 and December 31, 2012 was as follows:

(Amounts in thousands of Euro)	December 31, 2013	December 31, 2012

Cash and cash equivalents	617,995	790,093
Bank overdrafts	(44,920)	(90,284)
Current portion of long-term debt	(318,100)	(310,072)
Long-term debt	(1,716,410)	(2,052,107)

Total	(1,461,435)	(1,662,369)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of December 31, 2013, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 357.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 90 basis points. At December 31, 2013, Euro 0.9 million was utilized under these credit lines.

        As of December 31, 2013, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 99.8 million (USD 138 million converted at the applicable exchange rate for the period ended December 31, 2013). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At December 31, 2013, these credit lines were not utilized by Group.

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 369.7 million in 2013 and Euro 372.9 million in 2012, analyzed as follows (in millions of Euro):

Operating segment	2013	2012

Manufacturing and wholesale distribution	157.2	148.0
Retail distribution	212.5	224.9

Group total	369.7	372.9

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 68.8 million in 2013 and Euro 59.4 million in 2012), in China (Euro 39.6 million in 2013 and Euro 33.1 million in 2012) and in North America (Euro 37.1 million in 2013 and Euro 46.2 million in 2012). The overall increase in capital expenditures in 2013 as compared to 2012 is related to the routine technology upgrades to the manufacturing structure and to the continued roll-out of an IT platform, which was originally introduced in 2009.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 157.5 million in 2013 and Euro 173.4 million in 2012) and Australia and China (Euro 33.2 million in 2013 and Euro 35.1 million in 2012) and related, for both 2013 and 2012, to the opening of new stores, the remodeling of older stores whose leases were extended during the year, and to projects for upgrading the management information system.

        Intangible assets of Euro 4,306.4 million primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income was Euro 366.7 million in 2013 as compared to Euro 358.3 million in 2012.

5.     HUMAN RESOURCES

Group Headcount

        As of December 31, 2013, Luxottica Group had 73,415 employees of which 64.0% were dedicated to the retail segment, 10.7% were in the wholesale segment and 24.8% were in manufacturing activities and logistics. Central corporate services represent 0.5% of the Group's total workforce.

        In terms of the geographic distribution, 57.8% of Luxottica's employees are in North America, 13.1% are in Europe, 21.3% are in Asia Pacific and 6.6% are in South America.

Business Area	No. Employees 2013	2013

Retail	46,966	64.0%
Wholesale	7,835	10.7%
Operations	18,215	24.8%
Corporate	399	0.5%

Total	73,415	100.00%

Geographic Area	No. Employees 2013	2013

Europe	9,600	13.1%
North America	42,455	57.8%
Asia-Pacific	15,623	21.3%
South America	4,814	6.6%
Middle East & Africa	524	0.7%
Corporate	399	0.5%

Total	73,415	100.00%

Planning and Professional Development

        In 2013, the implementation of the "Corporate Planning of Professional Requirements and Development of Technical and Managerial Careers Process" was completed. Promoted by the Human Resources Committee and directly coordinated by the CEO, the Process seeks to satisfy the growing need for leadership by promptly identifying and promoting those who, based on the results they have achieved, demonstrated learning ability and their conduct, have shown the necessary potential to take on increasing levels of responsibility within the organization.

        Thanks to advanced assessment tools and an IT platform that makes it possible to share organizational databases, the Process now allows for the integrated management of the succession plan for 400 key roles in the Group and the definition of professional development plans for a growing number of employees whose technical or managerial potential has been acknowledged.

  —
  35% of key roles are currently entrusted to female leaders

  —
  76% of key roles are entrusted to international managers

  —
  72% of key roles are entrusted to managers promoted from within

"Your Voice": Internal satisfaction survey

        In 2013, Luxottica carried out its second internal satisfaction survey.

        Thanks to the participation of 88% of the 73,415 Luxottica employees, Luxottica measured the level of engagement, loyalty and confidence of those that work for the organization, wherever they are based in the world and at all operating levels.

        The survey confirmed that Luxottica is regarded as a top-level organization by its employees, with values that confirm the positive data that emerged from the 2011 survey and highlight growing strengths compared with benchmark global organizations.

Engagement

An employee exhibiting job satisfaction...

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in the corporate governance report which is an integral part of the annual financial report.

7.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of December 31, 2013.

8.     RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship, all of which could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency, and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If our business suffers due to changing local conditions, our profitability and future growth may be affected.

        We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  local antitrust and other market abuse provisions;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery.

        Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop and defend our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop and defend our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

If we are unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bulgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith, Brooks Brothers, Stella McCartney, Tory Burch, Coach, Armani and Starck Eyes. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2013 and 2012, no single license agreement represented greater than 5% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley and Eye Safety Systems subsidiaries are U.S. government contractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to coexist in the market with competitors utilizing the same or similar intellectual property, (ii) require us to grant licenses to, or obtain licenses from, third parties, (iii) prevent us from manufacturing or selling our products, (iv) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (v) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with host stores of our retail Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to maintain an efficient distribution network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network or if there is a significant disruption to our plants or network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

        We are currently a party to certain legal proceedings as described in consolidated financial statements as of December 31, 2013." In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption or security failure of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.36% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of December 31, 2013, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 293,048,525 Ordinary Shares, or 61.36% of the outstanding Ordinary Shares. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

Financial Risks

If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in increased costs due to additional reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

9.     2014 OUTLOOK

        The Group operates in an industry with significant opportunities for growth. The groundwork laid in the last few years is the foundation upon which the Group expects to continue increasing its net sales performance and improving profitability. Looking forward, the Group's main drivers include its strong brand portfolio, continuing investments in the optical business (supporting growth in mature markets), global expansion of new sales channels and the continuous penetration of emerging markets.

New way to look at the world

        The urbanization process continues non-stop all over the world and is a driver in a complex international economic environment. Today, urbanization is quick and massive. The Group is looking at so-called "megacities" as a great opportunity for future growth. The Group has also identified 50 "getaways cities" which are scattered throughout the five continents for expansion of our retail and wholesale channels.

Emerging markets

        An increase in disposable income of the mid-upper class, an increased number of luxury stores and brand recognition represent Group opportunities in the emerging markets. In 2013 the Group's performance in the emerging markets was strong with an increase in net sales of more than 20% as compared to 2012 at constant exchange rates.

        In 2014, the Group forecasts that this trend should continue and is seeking more favorable results through its investment in people and brands and the expansion of the retail channel by leveraging existing market structures or acquiring new chains. The Group is particularly focused on markets in Southeast Asia where the eyewear market is still new. Once a wholesale subsidiary in Thailand is established, the Group will increase its presence in the region, in particular, in Indonesia and Malaysia.

Customer-oriented organization

        Becoming a customer-oriented organization means gaining a better understanding of the entire sector and concentrating more efficiently on investments. The activity of gathering and analyzing information on consumers' behaviors is aimed at improving the clients' experience and fostering long-term relationships.

New sale channels

        New sales channels continue to represent an important driver for the Group's growth. The department stores, travel retail and the e-commerce, defined as a few of the fastest growing channels, are enhancing their presence throughout markets.

        In particular, the department stores remain the landmark for consumers in the sun premium segment and offer great opportunities for growth. Travel retail keeps growing in line with the heightened mobility of consumers and captures their demand while laying over in airports. E-commerce offers the possibility to interact better with consumers while developing their knowledge of the Group's brands and responding more quickly to the needs of those customers interested in buying our products.

10.  SUBSEQUENT EVENTS

        For a description of significant events after December 31, 2013 please refer to Note 37 of the footnotes of the consolidated financial statements as of December 31, 2013.

11.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKET

        Articles 36-39 of the regulated markets applies to 44 entities based on the financial statements as of December 31, 2013:

        In Particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements;

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

12.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  •
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  •
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2013.

  •
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  •
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  •
  The Company has made a national group tax election (sections 117-129 of the Italian Tax Code). Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

  •
  On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY

(In thousands of Euro)	Net income Dec 31, 2013	Stockholders' equity Dec 31, 2013

PARENT COMPANY FINANCIAL STATEMENTS	454,367	2,535,649

Elimination of intragroup dividends	(96,631)	—
Trademarks and other intangible assets (net of tax effect)	(37,550)	(844,648)
Elimination of internal profits on inventories (net of tax effect)	(14,625)	(165,757)
Difference between value of investments in consolidated companies and related share of stockholders' equity	—	2,624,693
Net income of consolidated companies	243,299	—
Minority interests	(4,165)	(7,107)

CONSOLIDATED FINANCIAL STATEMENTS	544,695	4,142,828

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we discuss certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In 2012, we made such adjustments to the following measures: operating income, operating margin, EBITDA and EBITDA margin. We have also made adjustments to net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding non-recurring costs related to (i) the reorganization of the Australian retail business amounting to Euro 21.7 million (Euro 15.2 million net of the tax effect) and (ii) the tax audit of Luxottica S.r.l. (fiscal year 2007), amounting to Euro 10.0 million.

        In 2013, we made such adjustments to the following measures: operating income, operating margin, EBITDA and EBITDA margin. We have also made adjustments to net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding non-recurring costs related to (i) the reorganization of the newly acquired Alain Mikli business for Euro 9.0 million (Euro 5.9 million net of the tax effect), (ii) the tax audit of Luxottica S.r.l. (fiscal year 2007) for Euro 26.7 million and (iii) the tax audit of Luxottica S.r.l. (fiscal years subsequent to 2007) for Euro 40.0 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards

Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing core operations. Non-IFRS measures such as EBITDA, EBITDA margin, free cash flow and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure.

        For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the disclosure following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	FY 2013
Millions of Euro	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	7,312.6	1,422.3	19.5%	1,055.7	14.4%	956.4	544.7	1.15	1.14
> Adjustment for Mikli restructuring	—	9.0	0.1%	9.0	0.1%	9.0	5.9	0.16	0.16
> Adjustment for cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	—	—	—	—	—	—	26.7	—	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	—	—	—	—	—	—	40.0	—	—
Adjusted	7,312.6	1,431.3	19.6%	1,064.7	14.6%	965.4	617.3	1.31	1.30

	FY 2012
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	7,086.1	1,328.4	18.7%	970.1	13.7%	844.4	534.4	1.15	1.14
> Adjustment for OPSM reorganization	—	21.7	0.3%	21.7	0.3%	21.7	15.2	0.05	0.05
> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	—	—	—	—	—	—	10.0	—	—
Adjusted	7,086.1	1,350.1	19.1%	991.8	14.0%	866.2	559.6	1.20	1.19

Luxottica Group

	4Q 2013
Millions of Euro	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	1,645.9	256.4	15.6%	164.1	10.0%	139.9	25.9	0.05	0.05
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal years 2007)	—	—	—	—	—	—	26.7	0.15	0.14
> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	—	—	—	—	—	—	40.0	—	—
Adjusted	1,645.9	256.4	15.6%	164.1	10.0%	139.9	92.6	0.20	0.19

	Q4 2012
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	1,632.3	255.5	15.7%	161.1	9.9%	130.4	74.9	0.16	0.16
Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal years 2007)	—	—	—	—	—	—	10.0	0.02	0.02
Adjusted	1,632.3	255.5	15.7%	161.1	9.9%	130.4	84.9	0.18	0.18

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on the Group's non-IFRS measures used in this report, see "Non-IFRS Measures—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	4Q 2012	4Q 2013	FY 2012	FY 2013

Net income/(loss)	74.9	25.9	534.4	544.7
(+)
Net income attributable to non-controlling interest	0.5	0.4	4.2	4.2
(+)
Provision for income taxes	54.9	113.6	305.9	407.5
(+)
Other (income)/expense	30.7	24.2	125.7	99.3
(+)
Depreciation and amortization	94.4	92.3	358.3	366.6
(+)
EBITDA	255.5	256.4	1,328.4	1,422.3
(=)
Net sales	1,632.3	1,645.9	7,086.1	7,312.6
(/)
EBITDA margin	15.7%	15.6%	18.7%	19.5%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	4Q 2012(1)	4Q 2013(2)	FY 2012(1)(3)	FY 2013(2)(4)

Adjusted net income/(loss)	84.9	92.6	559.6	617.3
(+)
Net income attributable to non-controlling interest	0.5	0.4	4.2	4.2
(+)
Adjusted provision for income taxes	44.9	46.9	302.4	343.9
(+)
Other (income)/expense	30.7	24.2	125.7	99.3
(+)
Depreciation and amortization	94.4	92.3	358.3	366.6
(+)
Adjusted EBITDA	255.5	256.4	1,350.1	1,431.3
(=)
Net sales	1,632.3	1,645.9	7,086.1	7,312.6
(/)
Adjusted EBITDA margin	15.7%	15.6%	19.1%	19.6%
(=)

The adjusted figures exclude the following:
(1)	non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.
(2)	(a) non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;
(b) non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year subsequent to 2007) of approximately Euro 40 million;
(3)	non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and
(4)	non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

Free Cash Flow

        Free cash flow represents EBITDA (as defined above) plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "Non-IFRS Measures—Adjusted Measures" set forth above.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	FY 2013

EBITDA(1)	1,431
Δ working capital	75
Capex	(370)

Operating cash flow	1,136
Financial charges(2)	(92)
Taxes	(428)
Other—net	(6)

Free cash flow	610

(Amounts in millions of Euro)	4Q 2013

EBITDA(1)	256
Δ working capital	204
Capex	(134)

Operating cash flow	326
Financial charges(2)	(22)
Taxes	(189)
Other—net	(3)

Free cash flow	112

(1)
EBITDA is not an IFRS measure; please see reconciliation of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long- term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA (as defined above) and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "Non-IFRS Measures—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of the ratio of net debt to EBITDA as an evaluative tool may have certain limitations, including that the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	FY 2013		FY 2012

Long-term debt	1,716.4		2,052.1
(+)
Current portion of long-term debt	318.1		310.1
(+)
Bank overdrafts	44.9		90.3
(+)
Cash	(618.0)		(790.1)
(-)
Net debt	1,461.4		1,662.4
(=)
LTM EBITDA	1,422.3		1,328.4
Net debt/EBITDA	1.0	x	1.3	x
Net debt @ avg. exchange rates(1)	1,476.0		1,679.0
Net debt @ avg. exchange rates(1)/EBITDA	1.0	x	1.3	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	FY 2013(2)		FY 2012(3)

Long-term debt	1,716.4		2,052.1
(+)
Current portion of long-term debt	318.1		310.1
(+)
Bank overdrafts	44.9		90.3
(+)
Cash	(618.0)		(790.1)
(-)
Net debt	1,461.4		1,662.4
(=)
LTM Adjusted EBITDA	1,431.3		1,350.1
Net debt/LTM Adjusted EBITDA	1.0	x	1.2	x
Net debt @ avg. exchange rates(1)	1,476.0		1,679.0
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.0	x	1.2	x

(1)	Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.
(2)	(a)	The adjusted figures exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;
	(b)	The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;
	(c)	The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007) of approximately Euro 40 million;
(3)	Adjusted figures exclude the following:
	(a)	non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15.0 million adjustment to net income; and
	(b)	non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

QuickLinks

  Exhibit 99.3